Exhibit 99.2

Summary of Consolidated Financial Results

For the Six-Month Period Ended September 30, 2013

[Japanese GAAP]

November 13, 2013

Company name:	UBIC, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, Chief Executive Officer and President
Contact:	Seitaro Ishii, Chief Financial Officer and Chief Administrative Officer
Tel:	+81-3-5463-6344

Scheduled date of filing Quarterly Financial Report:	November 14, 2013
Scheduled date of commencement of dividend payment:	–
Supplementary materials for the quarterly financial results:	Yes
Briefing on the quarterly financial results:	Yes (for institutional investors)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Six-Month Period Ended September 30, 2013 (from April 1, 2013 to September 30, 2013)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Six-month period	Net sales		Operating income		Ordinary income		Net income
ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2013	2,095	(11.2)	(272)	—	(355)	—	(274)	—
September 30, 2012	2,361	(12.1)	709	(50.4)	539	(61.2)	321	—

Note:   Comprehensive income

Six-month period ended September 30, 2013..... ¥ (292) million [—%]

Six-month period ended September 30, 2012..... ¥319 million [—%]

Six-month period	Net income per share (basic)	Net income per share (diluted)
ended	Yen	Yen
September 30, 2013	(81.58)	—
September 30, 2012	102.92	98.74

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
September 30, 2013	4,849	3,784	74.7
March 31, 2013	4,755	3,195	64.7

Reference: Equity

As of September 30, 2013....¥3,607 million

As of March 31, 2013...........¥3,076 million

2.   Dividends

	Dividend per share
	End of the three- month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2013	—	0.00	—	50.00	50.00
Year ending March 31, 2014	—	0.00
Year ending March 31, 2014 (Forecast)			—	0.00	0.00

Note: Changes from the latest dividend forecasts: Yes

3.   Consolidated Forecasts for the Year Ending March 31, 2014 (from April 1, 2013 to March 31, 2014)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2014	4,400–4,800	(6.0)–(2.6)	(255)–100	—	(360)–0	—	(275)– (50)	—	(81.58)– (14.83)

Note: Changes from the latest consolidated forecasts: Yes

Notes:

(1)     Changes in important subsidiaries during the six-month period ended September 30, 2013 (changes in the scope of consolidation): None

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates and restatements

1)	Changes associated with the revision of accounting standards	: None
2)	Changes in accounting policies other than the above	: Yes
3)	Changes in accounting estimates	: None
4)	Restatements	: None

(Note)      For further details, refer to “2. Matters relating to summary information (Notes) (3) Changes in accounting policies, changes in accounting estimates and restatements” in attachment on page 4.

(4)     Number of issued and outstanding shares (common stock)

1)   Number of issued and outstanding shares as of September 30, 2013 (including treasury stock)

As of September 30, 2013:	3,441,136 shares
As of March 31, 2013:	3,193,136 shares

2)   Number of treasury stock as of September 30, 2013

As of September 30, 2013:	56 shares
As of March 31, 2013:	56 shares

3)   Average number of issued and outstanding shares during the six-month period ended September 30, 2013

The six-month period ended September 30, 2013:	3,370,719 shares
The six-month period ended September 30, 2012:	3,123,953 shares

*       Status of quarterly review procedures

This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly financial statements based on the stipulations of the Financial Instruments and Exchange Act were not completed at the time this summary of quarterly consolidated financial results was disclosed.

*       Explanations concerning the appropriate use of the forecasts for results of operations, and other special matters

The forecasts for results of operations in this report are based on information currently available to UBIC, Inc. (the “Company”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

UBIC, Inc. (2158) September 30, 2013 Financial Results

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2013	2

	(1) Qualitative information regarding the consolidated operating results	2

	(2) Qualitative information regarding the consolidated financial position	2

	(3) Status of cash flow	3

	(4) Qualitative information regarding the forecast for the consolidated financial results	3

2.	Matters Relating to Summary Information (Notes)	4

	(1) Changes in important subsidiaries during the six-month period ended September 30, 2013	4

	(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	4

	(3) Changes in accounting policies, changes in accounting estimates and restatements	4

3.	Quarterly Consolidated Financial Statements	5

	(1) Quarterly consolidated balance sheets	5

	(2) Quarterly consolidated statements of income and consolidated statements of comprehensive income	7

	(3) Consolidated statements of cash flows	9

	(4) Going-concern assumptions	10

	(5) Segment information	10

	(6) Significant changes in shareholders’ equity	10

	(7) Significant subsequent events	11

1.            Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2013

(1)     Qualitative information regarding the consolidated operating results

During the six-month period of the current fiscal year (April 1 to September 30, 2013), the Japanese economy in general began seeing the positive signs of economic upturn and recovery in corporate earnings supported by lower yen and rise in stock prices, triggered by the economic measures launched under the current government and monetary easing policies by the Bank of Japan. On the other hand, uncertainties over the direction of the global economy, including the continuing economic stagnation stemming from the European debt crisis and sluggish economies in emerging countries, including China, remained unchanged. The Group anticipates that the competitions and business deployments of Japanese companies will even more accelerate at a global scale. Our Asian customers face the same challenges when trying to compete effectively on a global scale, namely severe cross-border competition with an inherent risk of being involved in international litigations. For these reasons, the importance of the role of the Group has been growing.

Under these circumstances, the market for “eDiscovery” (evidence discovery) support services, the Group’s main service line, has been continuously growing, reflecting significant increases in the volume of electronic data. The Group has developed technologies and invested in capital to meet the future needs of its clients by anticipating the future growth of the market. The Group successfully listed its stock on the National Association of the Securities Dealers Automated Quotations (NASDAQ) Global Market in the United States in May. Since then, the Group’s advertising has gradually exerted its effects with increasing exposure to the media in Japan and the United States, resulting in the Group being featured in TV programs, prestige papers and magazines in Japan.

For the six-month period ended September 30, 2013, net sales of the “eDiscovery” business, the Group’s main service line, were 1,888,828 thousand yen, a 14.7% decrease, as compared with those for the six-month period ended September 30, 2012. This decrease was primarily due to the postponement in starting discovery operations for cartel and intellectual property-related projects, the cancelation of ongoing projects as a result of legal settlements by the Group’s clients and the Group’s failure to secure certain large-scale projects that the Group was pursuing. These losses offset a significant increase in sales to Korean enterprises.

In the legal and compliance professional services business, sales increased steadily owing to the Group’s technical advantages and achievements, including Japanese language support, that contributed to winning new contracts. An increase in information leakage and fraud and requests from the police and administrative authorities for increased technical sophistication of their forensic tools have boosted demand for such services in our ever-growing information society. As a consequence, net sales from the legal and compliance professional services business for the six-month period ended September 30, 2013, were 183,553 thousand yen, a 28.6% increase, as compared with those for the six-month period ended September 30, 2012.

Net sales of other businesses were 23,520 thousand yen, a 532.1% increase, as compared with those for the six-month period ended September 30, 2012. Based on these results, net sales of the Group for the six-month period ended September 30, 2013, were 2,095,901 thousand yen, an 11.2% decrease, as compared with those for the six-month period ended September 30, 2012.

The Group recorded 272,683 thousand yen of operating loss for the six-month period ended September 30, 2013, compared to 709,220 thousand yen of operating income for the six-month period ended September 30, 2012. The Group’s operating results were affected by several factors, such as a decrease in revenue in the eDiscovery businesses, the continued enhancement of the functionality of the Group’s internally developed eDiscovery support software “Lit i View,” expansion of its data center facilities and building up the Group’s infrastructure to accommodate the continuous receipt of large-scale orders with deliberate recruitment. The Group’s ordinary loss was 355,782 thousand yen compared to 539,390 thousand yen of ordinary income for the six-month period ended September 30, 2012, due to initial public offering (“IPO”) expenses of 120,872 thousand yen, a one-time expenditure, offsetting the substantial amount of foreign exchange gains generated by weak yen trend. The net loss of the Group was 274,984 thousand yen for the six-month period ended September 30, 2013 compared to 321,532 thousand yen of net income for the six-month period ended September 30, 2012.

(2) Qualitative information regarding the consolidated financial position

(Assets)

Total assets increased by 93,720 thousand yen to 4,849,690 thousand yen compared with the end of the previous year.

Current assets increased by 82,571 thousand yen to 2,848,979 thousand yen compared with the end of the previous year. This was mainly due to an increase of 35,902 thousand yen in cash and deposits, an increase of 124,801 thousand yen in deferred tax assets and a decrease of 84,083 thousand yen in notes and accounts receivable - trade.

Noncurrent assets increased by 11,148 thousand yen to 2,000,711 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 52,581 thousand yen in software and a decrease of 37,693 thousand yen in tools, furniture and fixtures.

(Liabilities)

Total liabilities decreased by 495,573 thousand yen to 1,065,391 thousand yen compared with the end of the previous year.

Current liabilities decreased by 413,239 thousand yen to 616,337 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 199,165 thousand yen in accounts payable - other and a decrease of 132,063 thousand yen in income taxes payable. Noncurrent liabilities decreased by 82,333 thousand yen to 449,053 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 87,499 thousand yen in long-term loans payable.

(Net Assets)

Total net assets increased by 589,293 thousand yen to 3,784,299 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 984,730 thousand yen in capital stock and capital surplus associated with the listing on the Nasdaq Global Market in the United States and a decrease of 434,638 thousand yen in retained earnings.

(3)     Status of cash flow

As of the six-month period ended September 30, 2013, cash and cash equivalents (hereinafter referred to as “net cash”) were 1,227,786 thousand yen.

The status of cash flows for the six-month period ended September 30, 2013, and the primary factors for those results are as follows:

(Cash flows from operating activities)

Net cash used in operating activities was 186,032 thousand yen, an increase of 123,789 thousand yen as compared with that for the six-month period ended September 30, 2012. This was mainly attributable to loss before income taxes and minority interests and a decrease in notes and accounts payable — other, offsetting a decrease of corporate taxes payments.

(Cash flows from investing activities)

Net cash used in investing activities was 367,298 thousand yen, a decrease of 302,765 thousand yen as compared with that for the six-month period ended September 30, 2012. This was mainly attributable to purchase of property, plant and equipment and intangible assets of 339,272 thousand yen.

(Cash flows from financing activities)

Net cash provided by financing activities was 552,779 thousand yen, an increase of 205,382 thousand yen as compared with that for the six-month period ended September 30, 2012. This was mainly attributable to cash inflow of 984,730 thousand yen from issuance of stock, payments of dividends of 159,654 thousand yen and IPO-related expenses of 173,196 thousand yen.

(4)     Qualitative information regarding the forecast for the consolidated financial results

While brand awareness has been gradually spreading via media and other channels since being listed on the Nasdaq Global Market in the United States in May 2013, the Group has identified some events that have resulted in a  negative impact on its 2014 forecasts, including the postponement of projects expected to start during the six-month period ended September 30, 2013, the cancelations of certain ongoing projects resulting from settlements and failures to win large-scale projects. Considering these effects, the consolidated forecasts for the year ending March 31, 2014 (April 1, 2013 to March 31, 2014) announced on May 15, 2013, were revised as follows. Please refer to the “Revision of the Forecast for the Year Ending March 31, 2014” announced today (November 13, 2013) for more details.

	Net sales	Operating income	Ordinary income	Net income	Net income per share (Yen)
Forecasts announced on May 15, 2013 (A)	5,500–6,000	1,050–1,240	970–1,130	570–670	178.51–209.83
Revised forecasts (B)	4,400–4,800	(255)–100	(360)–0	(275)–(50)	(81.58)–(14.83)
Differences (B)—(A)	(1,100)–(1,200)	(1,305)–(1,140)	(1,330)–(1,130)	(845)–(720)	(260.09)–(224.66)
Changes (%)	(20.0)–(20.0)	(124.3)–(91.9)	(137.1)–(100.0)	(148.2)–(107.5)	(145.7)–(107.1)
(Reference) Results of the fiscal year ended March 31, 2013	4,679	920	872	500	158.45

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ significantly from the forecasts due to various factors.

2.            Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the six-month period ended September 30, 2013

During the six-month period ended September 30, 2013; there have been no changes in specified subsidiaries stipulated in Article 19, Paragraph 10 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the six-month period pertains, and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

(3)     Changes in accounting policies, changes in accounting estimates and restatements

<Changes in accounting policies that are difficult to distinguish from changes in accounting estimates>

For the six-month period ended September 30, 2013

(from April 1, 2013 to September 30, 2013)

(Calculation of income tax expenses)

The Company previously calculated quarterly income tax expenses in the same method as applied for the year-end closing. However, effective from the three-month period ended June 30, 2013, income tax expenses are calculated by reasonably estimating the effective tax rate based on the expected income before income taxes and minority interests (net of the effects of deferred taxes) for the fiscal year to which the six-month period pertains, and multiplying income before income taxes and minority interests for the pertaining period by the estimated effective tax rate. This change in the calculation of income taxes was adopted in order to enable prompt release of the useful information to meet the needs of various users of the Company’s financial statements, associated with listing at the NASDAQ Global Market in the United States during the six-month period ended September 30, 2013.

This change in the accounting treatment was applied retrospectively, and the operating results for the six-month period of the previous year are restated.

Due to the application of the new accounting treatment, income before minority interests for the six-month period ended September 30, 2012, decreased by 10,384 million yen, as compared with income before minority interests before the restatement.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2013	As of September 30, 2013
Assets
Current assets
Cash and deposits	1,300,006	1,335,908
Notes and accounts receivable - trade	1,170,614	1,086,531
Merchandise	235	1,091
Supplies	1,969	5,337
Deferred tax assets	53,632	178,434
Other	239,950	241,676
Total current assets	2,766,407	2,848,979
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	76,456	72,169
Tools, furniture and fixtures, net	672,783	635,090
Other	—	10,774
Total property, plant and equipment, net	749,239	718,034
Intangible assets
Software	741,833	794,415
Other	96,170	103,791
Total intangible assets	838,004	898,207
Investments and other assets
Investment securities	266,864	226,814
Guarantee deposits	99,081	128,713
Other	36,372	28,940
Total investments and other assets	402,318	384,469
Total noncurrent assets	1,989,562	2,000,711
Total assets	4,755,970	4,849,690

(Thousands of yen)

	As of March 31, 2013	As of September 30, 2013
Liabilities
Current liabilities
Accounts payable - trade	81,960	62,051
Current portion of long-term loans payable	184,999	174,999
Accounts payable - other	424,218	225,052
Income taxes payable	138,806	6,743
Provision for bonuses	78,695	79,656
Other	120,897	67,833
Total current liabilities	1,029,577	616,337
Noncurrent liabilities
Long-term loans payable	437,500	350,000
Deferred tax liabilities	56,449	46,800
Provision for retirement benefits	10,909	18,556
Asset retirement obligations	17,356	17,464
Other	9,172	16,232
Total noncurrent liabilities	531,387	449,053
Total liabilities	1,560,964	1,065,391
Net assets
Shareholders’ equity
Capital stock	602,993	1,095,358
Capital surplus	390,453	882,818
Retained earnings	1,924,512	1,489,873
Treasury stock	(26)	(26)
Total shareholders’ equity	2,917,932	3,468,024
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	141,209	115,432
Foreign currency translation adjustment	17,303	23,812
Total accumulated other comprehensive income	158,512	139,245
Subscription rights to shares	102,051	158,309
Minority interests	16,508	18,719
Total net assets	3,195,005	3,784,299
Total liabilities and net assets	4,755,970	4,849,690

(2)     Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the six-month period ended September 30, 2013

(Thousands of yen)

	For the six-month period ended September 30, 2012	For the six-month period ended September 30, 2013
Net sales	2,361,106	2,095,901
Cost of sales	811,443	1,173,008
Gross profit	1,549,663	922,893
Selling, general and administrative expenses	840,442	1,195,577
Operating income (loss)	709,220	(272,683)
Non-operating income
Interest income	516	183
Dividend income	4,500	6,750
Foreign exchange gains	—	54,647
Other	890	2,278
Total non-operating income	5,907	63,858
Non-operating expenses
Interest expenses	6,244	5,217
Foreign exchange losses	57,710	—
IPO expenses	110,460	120,872
Other	1,324	20,868
Total non-operating expenses	175,738	146,958
Ordinary income (loss)	539,390	(355,782)
Income (loss) before income taxes and minority interests	539,390	(355,782)
Income taxes	215,123	(83,009)
Income (loss) before minority interests	324,266	(272,773)
Minority interests in income (loss)	2,754	2,210
Net income (loss)	321,512	(274,984)

Consolidated statements of comprehensive income for the six-month period ended September 30, 2013

(Thousands of yen)

	For the six-month period ended September 30, 2012	For the six-month period ended September 30, 2013
Income (loss) before minority interests	324,266	(272,773)
Other comprehensive income
Valuation difference on available-for-sale securities	2,316	(25,776)
Foreign currency translation adjustment	(6,616)	6,508
Total other comprehensive loss	(4,300)	(19,267)
Comprehensive loss	319,966	(292,040)
Comprehensive income attributable to:
Comprehensive income (loss) attributable to owners of the parent	317,212	(294,251)
Comprehensive income attributable to minority interests	2,754	2,210

(3)     Consolidated statements of cash flows

(Thousands of yen)

	Previous year (from April 1, 2012 to September 30, 2012)	Current year (from April 1, 2013 to September 30, 2013)
Cash flows from operating activities:
Income (loss) before income taxes and minority interests	539,390	(355,782)
Depreciation and amortization	121,687	210,711
IPO expenses	110,460	120,872
Stock issuance cost	176	—
Increase in provision for retirement benefits	1,559	7,594
Decrease (increase) in provision for bonuses	(39,403)	739
Decrease in allowance for doubtful accounts	(2,375)	—
Interest and dividends income	(5,016)	(6,933)
Interest expenses	6,244	5,217
Foreign exchange losses (gains)	56,489	(65,767)
Decrease in notes and accounts receivable-trade	120,413	109,371
Decrease (increase) in inventories	888	(4,170)
Increase (decrease) in accounts payable-trade	13,190	(20,471)
Decrease in accounts payable-other	(13,533)	(78,504)
Other, net	(120,197)	39,752
Subtotal	789,972	(37,370)
Interest and dividends income received	5,016	6,933
Interest expenses paid	(6,244)	(5,217)
Income taxes paid	(850,988)	(150,378)
Net cash used in operating activities	(62,243)	(186,032)
Cash flows from investing activities:
Purchase of property, plant and equipment	(367,527)	(99,770)
Purchase of intangible assets	(308,743)	(239,501)
Payments for guarantee deposits	—	(28,025)
Other, net	6,207	—
Net cash used in investing activities	(670,063)	(367,298)
Cash flows from financing activities:
Proceeds from short-term loans payable	320,500	—
Proceeds from long-term loans payable	350,000	—
Repayment of long-term loans payable	(60,000)	(97,499)
Proceeds from stock issuance	—	984,730
Cash dividends paid	(145,598)	(159,654)
Payments of IPO expenses	(117,328)	(173,196)
Other, net	(176)	(1,600)
Net cash used in financing activities	347,397	552,779
Effect of exchange rate change on cash and cash equivalents	(27,417)	33,195
Net (decrease) increase in cash and cash equivalents	(412,326)	32,643
Cash and cash equivalents at beginning of period	2,410,304	1,195,142
Cash and cash equivalents at end of period	1,997,978	1,227,786

(4)     Going-concern assumptions

Not applicable.

(5)     Segment information

[Segment Information]

I. Six-month period of the previous year (from April 1, 2012 to September 30, 2012)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales
External sales	1,696,757	565,515	98,833	2,361,106	—	2,361,106
Intersegment sales and transfers	264,708	23,143	—	287,851	(287,851)	—
Total	1,961,465	588,659	98,833	2,648,958	(287,851)	2,361,106
Segment profits (losses)	629,466	83,718	(3,963)	709,220	—	709,220

Notes:(1)    The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)   Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

II. Six-month period of the current year (from April 1, 2013 to September 30, 2013)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales
External sales	1,093,151	901,802	100,947	2,095,901	—	2,095,901
Intersegment sales and transfers	293,887	23,742	7,115	324,745	(324,745)	—
Total	1,387,038	925,545	108,063	2,420,647	(324,745)	2,095,901
Segment (losses) profits	(258,250)	70,537	(84,970)	(272,683)	—	(272,683)

Notes:(1)    The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)   Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2)  Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

3)  Change in reportable segments

Not applicable.

(6)     Significant changes in shareholders’ equity

The Company issued new shares of common stock with the payment due dates of May 21, 2013 and June 7, 2013, in connection with listing of the American Depositary Receipts (ADRs) through offering of the Company’s common stock on the NASDAQ Global Market in the United States. Due to this offering, the number of issued and outstanding shares resulted to be 3,441,136 shares, and both capital stock and capital surplus increased by 492,365 thousand yen to 1,095,358 thousand yen and to 882,818 thousand yen, respectively, as of the end of September 30, 2013.

(7)     Significant subsequent events

Borrowing of funds

The Company borrowed funds in accordance with the resolution of the board of directors adopted on September 26, 2013, as follows:

1.                Loan agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd.

(1)	Amount of the loan	200 million yen
(2)	Use of the loan	Operating capital
(3)	Lender	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(4)	Borrowing date	October 25, 2013
(5)	Repayment date	October 25, 2016
(6)	Borrowing rate	0.65% (annually)
(7)	Collateral	Without collateral

2.                Loan agreement with Nippon Life Insurance Company

(1)	Amount of the loan	100 million yen
(2)	Use of the loan	Operating capital
(3)	Lender	Nippon Life Insurance Company
(4)	Borrowing date	October 15, 2013
(5)	Repayment date	October 31, 2016
(6)	Borrowing rate	0.62% (annually)
(7)	Collateral	Without collateral

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.